                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                      AMERICAN MILLENNIUM CORPORATION, INC.
                                (Name of Issuer)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                                   027530 10 4
                                 (CUSIP Number)

                               PETER A. JANKOWSKI
                                820 AIRPORT ROAD
                                DURANGO, CO 81301
                                 (970) 259-6161
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  JUNE 8, 2000
                      (Date of Event which Requires Filing
                               of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

CUSIP NO. 027530 10 4            SCHEDULE 13D   Page     2    of    18     Pages
         ---------------------                       --------    --------

 (1)      NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
             Peter A. Jankowski
          ---------------------------------------------------------------------

 (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

 (3)      SEC USE ONLY

          ---------------------------------------------------------------------

 (4)      SOURCE OF FUNDS*
              PF and/or BK (See Item 3)
          ---------------------------------------------------------------------

 (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

          ---------------------------------------------------------------------

 (6)      CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S. Citizen
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     8,000,000  (See Item 5)
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               8,000,000  (See Item 5)
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              8,000,000  (See Item 5)
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              26.78%  (See Item 5)
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
              IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 027530 10 4            SCHEDULE 13D   Page     3    of    18     Pages
         ---------------------                       --------    --------

 (1)      NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
             Patrick Galvin
          ---------------------------------------------------------------------

 (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

 (3)      SEC USE ONLY

          ---------------------------------------------------------------------

 (4)      SOURCE OF FUNDS*
              PF and/or BK (See Item 3)
          ---------------------------------------------------------------------

 (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

          ---------------------------------------------------------------------

 (6)      CITIZENSHIP OR PLACE OF ORGANIZATION
              Republic of Ireland
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     8,000,000  (See Item 5)
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               8,000,000  (See Item 5)
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              8,000,000  (See Item 5)
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              26.78%  (See Item 5)
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
              IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 027530 10 4            SCHEDULE 13D   Page     4    of    18     Pages
         ---------------------                       --------    --------

 (1)      NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
             Earl L. Jennings, Jr.
          ---------------------------------------------------------------------

 (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

 (3)      SEC USE ONLY

          ---------------------------------------------------------------------

 (4)      SOURCE OF FUNDS*
              PF and/or BK (See Item 3)
          ---------------------------------------------------------------------

 (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

          ---------------------------------------------------------------------

 (6)      CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S. Citizen
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     8,000,000  (See Item 5)
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               8,000,000  (See Item 5)
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              8,000,000  (See Item 5)
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              26.78%  (See Item 5)
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
              IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 027530 10 4            SCHEDULE 13D   Page     5    of    18     Pages
         ---------------------                       --------    --------

 (1)      NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
             Charles E. McDowell
          ---------------------------------------------------------------------

 (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

 (3)      SEC USE ONLY

          ---------------------------------------------------------------------

 (4)      SOURCE OF FUNDS*
              PF and/or BK (See Item 3)
          ---------------------------------------------------------------------

 (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

          ---------------------------------------------------------------------

 (6)      CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S. Citizen
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     8,000,000  (See Item 5)
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               8,000,000  (See Item 5)
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              8,000,000  (See Item 5)
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              26.78%  (See Item 5)
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
              IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 027530 10 4            SCHEDULE 13D   Page     6    of    18     Pages
         ---------------------                       --------    --------

 (1)      NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
             Kurt E. Starnes
          ---------------------------------------------------------------------

 (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

 (3)      SEC USE ONLY

          ---------------------------------------------------------------------

 (4)      SOURCE OF FUNDS*
              PF and/or BK (See Item 3)
          ---------------------------------------------------------------------

 (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

          ---------------------------------------------------------------------

 (6)      CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S. Citizen
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     8,000,000  (See Item 5)
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               8,000,000  (See Item 5)
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              8,000,000  (See Item 5)
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              26.78%  (See Item 5)
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
              IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 027530 10 4            SCHEDULE 13D   Page     7    of    18     Pages
         ---------------------                       --------    --------

 (1)      NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON
             Steven W. Phillips
          ---------------------------------------------------------------------

 (2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [ ]
                                                                    (b)   [X]

          ---------------------------------------------------------------------

 (3)      SEC USE ONLY

          ---------------------------------------------------------------------

 (4)      SOURCE OF FUNDS*
              PF and/or BK (See Item 3)
          ---------------------------------------------------------------------

 (5)      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]

          ---------------------------------------------------------------------

 (6)      CITIZENSHIP OR PLACE OF ORGANIZATION
              U.S. Citizen
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                    -0-
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                     8,000,000  (See Item 5)
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                   -0-
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                               8,000,000  (See Item 5)
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
              8,000,000  (See Item 5)
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [ ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              26.78%  (See Item 5)
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*
              IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.   SECURITY AND ISSUER.

        This Statement on Schedule 13D (this "Statement") relates to the common stock, $0.001 par value ("Common Stock"), of American Millennium Corporation, Inc. (the "Company"). The principal executive offices of the Company are located at 1010 Tenth Street, Suite 100, Golden, Colorado 80401.

ITEM 2.   IDENTITY AND BACKGROUND.

        This Statement is being filed by Peter A. Jankowski, Patrick Galvin, Earl L. Jennings, Jr., Charles E. McDowell, Kurt E. Starnes and Steven W. Phillips (collectively, the "Reporting Persons"). Schedule I hereto, which is incorporated herein by this reference, sets forth for each of the Reporting
Persons: (i) his business address and (ii) his present principal occupation or employment (and the name, principal business and address of the corporation or other organization in which such employment is conducted). Each of the Reporting Persons, except Patrick Galvin, is a United States citizen. Patrick Galvin is a citizen of the Republic of Ireland, and is a resident of the United States.

        None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was and is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The responses to Items 4, 5 and 6 are incorporated herein by this reference.

        The aggregate amount of funds necessary to exercise in full the options granted to the Reporting Persons pursuant to the Stock Option Agreement (as defined below) is $7,000,000. The maximum aggregate amount of funds necessary to exercise in full the warrants which may be issued to the Reporting Persons pursuant to the Stock Option Agreement is (1) $8,500,000, if purchased during the first year of the respective warrant term, (2) $12,500,000, if purchased during the second year of the respective warrant term, (3) $16,500,000, if purchased during the third year of the respective warrant term; i.e., if all options (up to 4,000,000 shares) are timely exercised for the aggregate total of $7,000,000, then, in such event, the timely purchase of shares pursuant to warrants that may be issued (for purchase of up to an additional 4,000,000 shares) would cause the Reporting Persons' aggregate purchase price for all shares (8,000,000) to either be (1) $15,500,000, or (2) $19,500,000, or (3)
$23,500,000.

        It is presently anticipated that any amounts paid to the Company under the Stock Option Agreement or warrants issued pursuant thereto would be obtained from the personal funds of the Reporting Persons, borrowings obtained by the Reporting Persons or a combination of such personal funds and borrowings.

ITEM 4.   PURPOSE OF TRANSACTION.

        The responses to Items 3, 5 and 6 are incorporated herein by this reference.

        The principal purpose of the Reporting Persons in entering into the Stock Option Agreement was to obtain the right to make significant investment in the Company.

        The Reporting Persons reserve the right at any time and from time to time to acquire shares of Common Stock upon exercise of the options granted and/or warrants issued pursuant to the Stock Option Agreement or otherwise or to take other action with respect to the Company or any of its securities in any manner permitted by law. There can be no assurance as to whether any such transaction or action will be consummated or taken or as to the possible timing or terms thereof.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

        The responses to Items 3, 4 and 6 are incorporated herein by this reference.

        By reason of the options granted and warrants issuable to the Reporting Persons pursuant to the Stock Option Agreement, each of the Reporting Persons may be deemed to be the beneficial owner of 8,000,000 shares of Common Stock, or 26.78% of the total number of shares of Common Stock outstanding or deemed outstanding pursuant to Rule 13d-3 (d)(1) under the Securities Exchange Act of 1934, as amended. (The percentage set forth in the preceding sentence is based on 21,873,473 shares of Common Stock outstanding, as disclosed in the Company's Quarterly Report on Form 10-Q for the quarter ended April 30, 2000).

        The Stock Option Agreement provides that when any option fee is paid, the Reporting Persons shall thereafter have the right to exercise their respective share purchase and warrant exercise rights. Except as set forth in the immediately preceding sentence, the Stock Option Agreement provides that the Reporting Persons will agree as to the method and manner in which they will allocate the rights and obligations under the Stock Option Agreement among themselves. Although the Reporting Persons have not yet entered into any such agreement, they intend to do so sometime in the future. Each of the Reporting Persons hereby disclaims beneficial ownership of the shares of Common Stock purchasable upon exercise of the options granted and warrants issuable pursuant to the Stock Option Agreement not allocated to him pursuant to such an agreement, and the filing of this Schedule 13D by a Reporting Person shall not be construed as an admission that such Reporting Person is the beneficial owner of any such shares for purposes of Section 13 or Section 16 of the Securities Exchange Act of 1934, as amended.

        As a result of the Stock Option Agreement, the Reporting Persons may be deemed to constitute a "group" within the meaning of Section 13(d) (3) of the Securities Exchange Act of 1934, as amended.

        Except as disclosed herein, none of the Reporting Persons has effected transactions in shares of Common Stock during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

        The responses to Items 3, 4 and 5 are incorporated herein by this reference.

        Pursuant to a letter agreement, effective June 8, 2000 (the "Stock Option Agreement"), among the Company and the Reporting Persons, the Company has granted to the Reporting Person options to acquire an aggregate of 4,000,000 shares of Common Stock (subject to adjustment). Under certain circumstances, warrants to purchase additional shares of Common Stock will be issued to the Reporting Persons pursuant to the Stock Option Agreement; the maximum number of shares of Common Stock issuable upon the exercise of such warrants is 4,000,000 (subject to adjustment). The Stock Option Agreement provides that the Reporting Persons will have certain mandatory and piggyback registration rights with respect to shares of Common Stock purchased upon the exercise of the options granted and/or warrants issued pursuant to the Stock Option Agreement and further provides that such shares will be subject to certain restrictions on transfer. A copy of the Stock Option Agreement is attached as Exhibit 1 hereto and incorporated herein by this reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit
          No.         Description
        -------       -----------
           1          Stock Option Agreement

                                    SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement may be jointly filed on behalf of him and each of the other Reporting Persons.


                                                   /s/ PETER A. JANKOWSKI
Date:   June 16, 2000                              -----------------------------
                                                   Peter A. Jankowski

                                    SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement may be jointly filed on behalf of him and each of the other Reporting Persons.


                                                   /s/ PATRICK GALVIN
Date:   June 16, 2000                              -----------------------------
                                                   Patrick Galvin

                                    SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement may be jointly filed on behalf of him and each of the other Reporting Persons.


                                                   /s/ EARL L. JENNINGS, JR.
Date:   June 16, 2000                              -----------------------------
                                                   Earl L. Jennings, Jr.

                                    SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement may be jointly filed on behalf of him and each of the other Reporting Persons.


                                                   /s/ CHARLES E. McDOWELL
Date:   June 16, 2000                              -----------------------------
                                                   Charles E. McDowell

                                    SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement may be jointly filed on behalf of him and each of the other Reporting Persons.


                                                   /s/ KURT E. STARNES
Date:   June 16, 2000                              -----------------------------
                                                   Kurt E. Starnes

                                    SIGNATURE

        After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct and agrees that this Statement may be jointly filed on behalf of him and each of the other Reporting Persons.


                                                    /s/ STEVEN W. PHILLIPS
Date:   June 16, 2000                              -----------------------------
                                                   Steven W. Phillips

                                                                 SCHEDULE I

                      Information with Respect to the Reporting Persons

        1.     Peter A. Jankowski

               (a)    Business Address: 820 Airport Road, Durango, CO 81301

               (b) Principal occupation or employment (and, if applicable, name, principal business and address of the corporation or organization in which such employment is conducted): Chief Technology Officer, Loronix Information Systems (a publicly owned technology company), 820 Airport Road, Durango, CO 81301.

        2.     Patrick Galvin

               (a) Business Address: 16915 Avenida de Acacias, Rancho Santa Fe, CA 92067

               (b) Principal occupation or employment (and, if applicable, name, principal business and address of the corporation or organization in which such employment is conducted):
                      Private Investor and Real Estate Investment Broker, Rancho Santa Fe Properties.

        3.     Earl L. Jennings, Jr.

               (a)    Business Address: 3410 Caminito Daniella, Del Mar, CA
                      92014

               (b) Principal occupation or employment (and, if applicable, name, principal business and address of the corporation or organization in which such employment is conducted):
                      Private Investor.

        4.     Charles E. McDowell

               (a)    Business Address: 624 Nardito Lane, Solana Beach, CA 92075

               (b) Principal occupation or employment (and, if applicable, name, principal business and address of the corporation or organization in which such employment is conducted):
                      Private Investor.

        5.     Kurt E. Starnes

               (a)    Business Address: 326 North Sierra, Solano Beach, CA 92075

               (b) Principal occupation or employment (and, if applicable, name, principal business and address of the corporation or organization in which such employment is conducted):
                      Private Investor.

        6.     Steven W. Phillips, Esq.

               (a) Business Address: 405 W. Franklin Street, Rockwell Building, Tucson, Arizona 85701

               (b) Principal occupation or employment (and, if applicable, name, principal business and address of the corporation or organization in which such employment is conducted):
                      Attorney at Law, Phillips & Moeller, P.L.L.C.

                                INDEX TO EXHIBITS

        EXHIBIT
          NO.                     DESCRIPTION
        -------                   -----------
          1.          Stock Option Agreement